82-3936

Phoenix Canada Oil Company Limited

3080 YONGE STREET • SUITE 5004 • BOX 60 • TORONTO • ONTARIO • CANADA • M4N 3N1
Telephone (416) 368-4440 • Telecopier (416) 865-1382
e-mail:phoenix@atlantor.com



06018054

PRESS RELEASE

LEASE:

SUPPL

RECEIVED
2006 NOV -2 P 12:51
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SUBJECT: **Phoenix Canada Oil Reports U.S. Patent Granted on Hydrogen Gas Generation Technology**

Toronto; 26 October 2006 -- **Phoenix Canada Oil Company** (TSXV : PCO & OTC BB : PHXCF) today announced that U.S. Patent No. 7,122,171 has been granted on the hydrogen gas generation technology held by its U.S. unit, **Phoenix International Energy Inc.**, under a long term, worldwide Technology License Agreement with a major U.S. research university. Phoenix exclusivity under the agreement extends for 20 years beyond the initial 17-year patent term.

The newly issued patent establishes the "foundation" technology designed to generate low cost hydrogen gas from common water feedstock. The innovative process effectively harnesses and catalytically converts solar light energy to produce hydrogen gas as the ultimate sustainable clean energy resource. The Phoenix hydrogen economy initiative will employ the generated hydrogen gas as a replacement, rather than alternative, clean energy fuel that can eliminate global warming issues and greenhouse gas emissions, with minimal environmental impact on long term climate stability.

Hydrogen gas combustion produces sustainable clean energy, with only pure water vapour emissions. Energy derived from alternative coal, hydrocarbon and nuclear fuels will be constrained by the depletion of reserves, the costs and dangers in dealing with carbon, sulphur and nitrous oxide emissions and with nuclear waste disposal. The planet's virtually inexhaustible hydrogen resources can guarantee the survival of an energy dependent civilization.

International intellectual property protection is being secured by way of a current PCT (Patent Cooperation Treaty) filing effective in all major industrial nations. Definitive national patent filings will be evaluated over the next 18 months.

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PROCESSED
NOV 0 7 2006
THOMSON
FINANCIAL

Further Information -- Contact:
S. Donald Moore, President
T. 416.368.4440
E. phoenix@atlantor.com

dlw 11/2

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